UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41333

LOCAFY LIMITED

(Registrant’s name)

246A Churchill Avenue, Subiaco Western Australia 6008, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On June 1, 2024, Andrea Betti resigned from the Board of Directors (the “Board”) of Locafy Limited (the “Company”) and all committees thereto, effective as of the same date. Ms. Betti’s departure was not the result of any dispute or disagreement with the Company, the Board or its management, or any matter relating to the Company’s operations, policies or practices. Additionally, on June 1, 2024, John Chegwidden was appointed to the Board and as a member of the Audit and Risk Committee of the Board to replace Ms. Betti, to serve for a term expiring at the next annual meeting of the shareholders or until his successor is duly elected and qualified. The Board has determined that Mr. Chegwidden qualifies to serve as an independent director of the Board in accordance with the listing standards of the Nasdaq Capital Market and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and is an “audit committee financial expert” within the meaning of Securities and Exchange Commission regulations.

Mr. Chegwidden, age 62, is a Chartered Accountant with over 35 years of experience in corporate and business advisory, corporate governance and risk, financial management and accounting, corporate funding, initial public offerings and reverse takeovers, and shareholder management. Mr. Chegwidden holds a senior management role in a business and corporate advisory company based in Perth, Australia, that has previously provided corporate and business advice to the Company. Mr. Chegwidden has previously held executive director, non-executive director and company secretary positions on a number of ASX listed companies. He is presently a director of two Australian unlisted public companies, and a director of an Australian not-for-profit company in the aged care sector.

There is no family relationship between Mr. Chegwidden and any director or executive officer of the Company. There are no transactions between Mr. Chegwidden and the Company that would be required to be reported under Item 404(a) of Regulation S-K of the Exchange Act.

Incorporation by Reference

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on May 19, 2023 (File No. 333-272066), to be a part thereof from the date on which this Report on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LOCAFY LIMITED

Date: June 14, 2024	By:	/s/ Gavin Burnett
	Name:	Gavin Burnett
	Title:	Chief Executive Officer